Mail Stop 3561

October 19, 2009

By Facsimile and U.S. Mail

Mr. Burton M. Tansky
Chief Executive officer
Neiman Marcus, Inc.
1618 Main Street
Dallas, Texas 75201

> **Re: Neiman Marcus, Inc.**
> **Annual Report on Form 10-K for the Fiscal Year Ended August 2, 2008**
> **Filed September 24, 2008**
> **Quarterly Report on Form 10-Q for the Period Ended May 2, 2009**
> **Filed June 10, 2009**
> **File No. 333-133184-12**

Dear Mr. Tansky:

We have completed our review of your Annual Report on Form 10-K for the fiscal year ended August 2, 2008 and related filings and have no further comments at this time.

Sincerely,

Mara Ransom
Legal Branch Chief

cc: Robert P. Davis, Cleary Gottlieb Steen & Hamilton LLP
Via Facsimile